FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 19, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM  ISRAEL ANNOUNCES MOC NETWORK SHARING POLICY

Netanya, Israel – May 18, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that, subsequent to the entry into network sharing agreements by Israeli cellular operators for network sharing (including by the Company), all of which are subject to approvals of the Ministry of Communications, or MOC, and the Antitrust Commissioner, the Minister of Communications has published a policy for cellular network sharing.

The Company is studying the implications of the policy on its network sharing agreements, but at this stage is able to conclude the following: (1) both its agreement with Pelephone communications Ltd., or Pelephone, for the sharing of passive elements of cell sites for existing networks and its agreement to provide Golan Telecom Ltd., or Golan, an Indefeasible Right of Use to its 2G and 3G radio networks, generally meet the policy's principles and subject to certain further adjustments that would be required in order to meet certain conditions set in the policy, should the parties reach such agreements, may be approved by the MOC; and (2) its agreement with Pelephone and Golan for the construction and operation of a shared 4G radio network does not meet the policy principles and therefore will not be approved by the MOC.

The Company intends to continue its efforts to achieve network sharing and the goals it set out to achieve under the original network sharing agreements, including material savings in operating expenses and capital expenditures, which it expects to be mostly generated from the sharing of passive element.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" and the Company's immediate report regarding the Company's results of operation in the first quarter of 2014 on form 6-K dated May 14, 2014, under "Other developments during the first quarter of 2014 and subsequent to the end of the reporting period— Network Sharing Agreements".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 19, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary